SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Material Change Report of Registrant dated March 7, 2014 as filed on SEDAR on March 10, 2014.

2. Press Release of Registrant dated March7, 2014 as filed on SEDAR on March 10, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 10, 2014	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Eagleford Energy Inc. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change
March 7, 2014
Item 3.	News Release
Attached as Schedule “A” is a press release issued by the Company on March 7, 2014 and disseminated using a Canadian news wire service.
Item 4.	Summary of Material Change
The Company entered into an agreement effective February 27, 2014 with James Cassina, the President of the Company for the exercise of 6,519,043 common share purchase warrants at $0.035 to acquire 6,519,043 common shares of the Company. The exercise price was satisfied by the settlement of cash advances made to the Company by Mr. Cassina in the aggregate amount of $228,166.49.

Item 5.	Full Description of Material Change
The Company announced that it entered into an agreement effective February 27, 2014 with James Cassina, the President of the Company for the exercise of 6,519,043 common share purchase warrants at $0.035 to acquire 6,519,043 common shares of the Company. The exercise price was satisfied by the settlement of cash advances made to the Company by Mr. Cassina in the aggregate amount of $228,166.49.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102
Not Applicable.
Item 7.	Omitted Information
No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

	Telephone:	416 364-4039
	Facsimile:	416 364-8244

Item 9.	Date of Report

March 7, 2014

Schedule “A”

For immediate release

Eagleford Energy Exercise of Warrants

Toronto, March 7, 2014 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the “Company”), announces that it entered into an agreement effective February 27, 2014 with James Cassina, the President of the Company for the exercise of 6,519,043 common share purchase warrants at $0.035 to acquire 6,519,043 common shares of the Company. The exercise price was satisfied by the settlement of cash advances made to the Company by Mr. Cassina in the aggregate amount of $228,166.49.

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.